Exhibit 21.1

SUBSIDIARIES OF Park Place Energy Inc.

Name	Place of Formation
Park Place Energy, Corp.	Nevada
Park Place Energy, Inc.	British Columbia
Park Place Energy (Bermuda) Limited	Bermuda
BG Explorations EOOD	Bulgaria
Park Place Energy Turkey Limited.	Turkey
Park Place Energy JSC	Turkey